# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newsmax Inc., CIK 0002026478
CUSIP: 65250K105
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 03/28/2025
Filed by CIK 0001644499
Persons authorized to receive notices and communications: Ariel Yehezkel, Esq., Sheppard, Mullin, Richter & Hampton LLP, 30 Rockefeller Plaza, New York, New York (NY), 10012-0015, (212) 653-8700; Edward Welch, Esq., Sheppard, Mullin, Richter & Hampton LLP, 30 Rockefeller Plaza, New York, New York (NY), 10012-0015, (212) 653-8700

## Reporting persons
- Christopher Ruddy Revocable Trust dated October 12, 2007 (CIK 0002062932): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 0; shared voting power 39,239,297; sole dispositive power 0; shared dispositive power 39,239,297; aggregate amount beneficially owned 39,239,297 (30.6% of the class)
  Comment: Rows 8, 10, and 11: Represents shares of Class A Common Stock. Each share of Class A Common Stock is convertible into one fully paid and nonassessable share of Class B Common Stock at the option of the holder at any time upon written notice to the Issuer. Each share of Class A Common Stock is entitled to ten votes and each share of Class B Common Stock is entitled to one vote. The percentage reported does not reflect the ten for one voting power of the Class A Common Stock because these shares are treated as converted into Class B Common Stock for purposes of this Statement.
  
  Row 13: The numerator of this calculation consists of 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons. The denominator of this calculation consists of (i) 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons, treated on an as-converted basis to Class B Common Stock for the purpose of computing the percentage ownership of the Reporting Persons and (ii) 88,949,358 shares of Class B Common Stock outstanding as of March 28, 2025.
- Christopher Ruddy (CIK 0001644499): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 39,239,297; sole dispositive power 0; shared dispositive power 39,239,297; aggregate amount beneficially owned 39,239,297 (30.6% of the class)
  Comment: Rows 8, 10, and 11: Represents shares of Class A Common Stock. Each share of Class A Common Stock is convertible into one fully paid and nonassessable share of Class B Common Stock at the option of the holder at any time upon written notice to the Issuer. Each share of Class A Common Stock is entitled to ten votes, and each share of Class B Common Stock is entitled to one vote. The percentage reported does not reflect the ten for one voting power of the Class A Common Stock because these shares are treated as converted into Class B Common Stock for purposes of this Statement.
  
  Row 13: The numerator of this calculation consists of 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons. The denominator of this calculation consists of (i) 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons, treated as converted to Class B Common Stock for the purpose of computing the percentage ownership of the Reporting Persons and (ii) 88,949,358 shares of Class B Common Stock outstanding as of March 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.001 per share
Name of issuer: Newsmax Inc.
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida (FL), 33487

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by:

(i) The Christopher Ruddy Revocable Trust dated October 12, 2007 (the "Trust");

(ii) Christopher Ruddy.

The Trust and Christopher Ruddy are referred to collectively as the "Reporting Persons." Mr. Ruddy is the sole trustee of the Trust.
Residence or business address: The business address of each Reporting Person is c/o Newsmax Inc., 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487.
Present principal occupation or employment:
The Trust is an estate planning vehicle that makes and holds investments.

Mr. Ruddy is principally engaged as the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: Mr. Ruddy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: During the past five years, Mr. Ruddy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Trust is formed under the laws of Florida. Mr. Ruddy is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 14, 2024, the Issuer consummated a corporate reorganization, pursuant to which it acquired all of the outstanding shares of Newsmax Media, Inc. ("Newsmax Media"). Pursuant to this transaction, the Reporting Persons exchanged their shares of Newsmax Media for shares of Class A Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure provided in Item 3 above is incorporated herein by reference.

Mr. Ruddy serves as the Chief Executive Officer and is a member of the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

The Reporting Person does not have any present plans or proposals which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of March 28, 2025, the Reporting Persons beneficially owned 39,239,297 shares of Common Stock, representing approximately 30.6% of the outstanding shares of Common Stock. The numerator of this calculation consists of 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons. The denominator of this calculation consists of (i) 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons, treated on an as-converted basis to Class B Common Stock for the purpose of computing the percentage ownership of the Reporting Person and (ii) 88,949,358 shares of Class B Common Stock outstanding as of March 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of March 28, 2025, the Reporting Persons beneficially owned 39,239,297 shares of Common Stock, representing approximately 30.6% of the outstanding shares of Common Stock. The numerator of this calculation consists of 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons. The denominator of this calculation consists of (i) 39,239,297 shares of Class A Common Stock beneficially owned by the Reporting Persons, treated on an as-converted basis to Class B Common Stock for the purpose of computing the percentage ownership of the Reporting Person and (ii) 88,949,358 shares of Class B Common Stock outstanding as of March 28, 2025.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1* Joint Filing Agreement, dated March 31, 2025, between the Christopher Ruddy Revocable Trust dated October 12, 2007 and Christopher Ruddy.

1.2 Form of Lock-Up Agreement (Incorporated by reference to Exhibit 6.5 to the Issuer's Offering Statement on Form 1-A filed on March 19, 2025)

* Filed herewith.

## Signatures
- Christopher Ruddy Revocable Trust dated October 12, 2007: /s/ Christopher Ruddy, Christopher Ruddy/Trustee (03/31/2025)
- Christopher Ruddy: /s/ Christopher Ruddy, Christopher Ruddy (03/31/2025)